For immediate release

NEWSFLASH

Toronto – November 24, 2003 – The following is an update to information provided in the release dated November 19, 2003 relating to the legal proceedings between Archangel Diamond Corporation (the “Company”) and Arkhangelskgeoldobycha.

Colorado Appeal – The date for oral argument in the Company’s appeal to the Colorado State Court of Appeal has now been set for January 20, 2004.

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For further information contact:

Suite 400 - 65 Overlea Boulevard

Toronto  Ontario  Canada  M4H 1P1

Tel:  1 (416) 423 1600   Fax:  1 (416) 429 2462

Marina Mayorova

Archangel Diamond Corporation

Moscow

Tel: ++ 11 7 095 232 5570

general@archangeldiamond.com

Archangel Diamond Corporation

Toronto

Tel: ++ 416 423 1600

The TSX Venture exchange has neither approved nor disapproved the contents of this news release.